August 4, 2006

BY ELECTRONIC SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Gordon

Re:                             Phase Forward Incorporated
Form 10-K for the year ended December 31, 2005
Filed March 13, 2006
File No. 000-50839

Dear Mr. Gordon:

This letter is submitted on behalf of Phase Forward Incorporated (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of July 24, 2006 to Robert K. Weiler, President and Chief Executive Officer of the Company (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2005 (the “10-K”) that was filed with the Commission on March 13, 2006.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to the 10-K as marked. Copies of this letter are being sent under separate cover to Jessica Barberich of the Commission.

Form 10-K for the year ended December 31, 2005

Note 9 — Commitments and Contingencies

Contingencies, page F-30

Comment 1:

We note that you recorded $8.5 million as litigation settlement expense for the year ended December 31, 2005; however, you disclose on page F-30 that the $8.5 million payment was to settle the claim and also to obtain a perpetual, irrevocable, fully-paid, worldwide non-exclusive license to the patent on a going-forward basis that was the subject of the claim by Datasci.  In this regard, it appears that you acquired a contract-based intangible asset.  Please tell us what consideration you gave to allocating a portion of the payment amount to the license.  Please see SFAS 142 for reference.

Mr. Daniel Gordon
Securities and Exchange Commission
August 4, 2006

Response 1:

In response to the Staff’s comment, the Company respectfully submits that under the Settlement Agreement and related License Agreement with Datasci, LLC (“Datasci) noted above, the Company agreed to make a one-time, lump sum payment to Datasci in the amount of $8.5 million to settle the claim and obtain a perpetual, irrevocable, fully-paid, worldwide, non-exclusive license to the patent that was the subject of the claim by Datasci. The Company has treated the settlement amount as a charge in the period, rather than capitalizing as a contract-based intangible asset, either with an indefinite life, or with a determinant life to be used as a basis to amortize over a future period of benefit, as the Company does not believe there is any value to assign to the license obtained as part of the Settlement Agreement for which there would be future benefit.

In accordance with SFAS No. 142, Accounting for Intangible Assets Other than Goodwill, an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.  In assessing whether there was any value to assign to the license the Company considered the following factors pertinent to the specifics of the settlement amount and to the Company’s operations:

•                  the value assigned of $8.5 million was a negotiated amount obtained for the purpose of releasing the Company from the risk of any past, current or future potential liabilities, including among other items, litigation and other costs, while the license agreement was a byproduct of the settlement, rather than a requirement of the Company;

•                  the Company believes the Datasci patent is not valid and filed answers and motions with the court challenging the validity of the patent and claiming that the Company did not infringe and, as such, the Company does not believe any value could be assigned to a patent that is not valid;

•                  the Company received opinions from outside counsel supporting its claim that the patent was not valid and the Company did not infringe on said patent;

•                  as a result of the Company’s conclusion regarding the validity of the patent, as supported by opinions of outside counsel and the motions filed with the court noted above, the Company’s products are not deemed to incorporate the patent and therefore the  Company cannot make sales based on the patent; and

Mr. Daniel Gordon
Securities and Exchange Commission
August 4, 2006

•                  the license was not a bargained for element of the settlement and, as such, the settlement was not an independent commercial license transaction with a determinable value, based on specific criteria as to use or other relevant attribute to measure with sufficient reliability.

Additionally, the Company evaluated what the expected life of the license would be if there were a value to assign to it.  In accordance with SFAS No. 142, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  In assessing the useful life of the asset, the Company considered the following factors:

•                  the Company does not believe there is any technology imbedded in the Company’s products related to the Datasci patent and therefore the patent is of no additional value to the Company’s products;

•                  the Company has not changed and does not anticipate changing, any of its products as a result of the license to this patent, and there is no expected use of the license;

•                  the settlement has no impact on the way the Company sells and prices its products or on any other aspects of the way it conducts business and, as such, the license has no use to the Company and will not contribute directly or indirectly to the future cash flows of the Company; and

•                  the Company did not acknowledge the validity of the patent and the Company preserved its rights in the agreement to renew its legal claims if ever sued again by Datasci, offering further support that the Company believes there is no intellectual property associated with the license for which a value and a useful life can be assigned.

Based on the above factors, the Company believes there is no measurable, relevant, or reliable data which can be used as a basis to assign any value to the settlement amount of $8.5 million and for which there would be future benefit.

Since the contingency existed as of December 31, 2005 and the settlement was concluded prior to the issuance of the Company’s 2005 audited consolidated financial statements, in accordance with SFAS No. 5, Accounting for Contingencies, the Company recorded the impact of the settlement in 2005 as a charge to operations.

Mr. Daniel Gordon
Securities and Exchange Commission
August 4, 2006

To avoid any potential confusion by investors, in its future filings with the Commission, the Company will revise its disclosure regarding the accounting treatment of the settlement with Datasci, as well as references to the license as it was not a material component of the settlement.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact me at (781) 902-4382 or by facsimile at (781) 902-4648.

Very truly yours,

/s/ Rodger Weismann
Rodger Weismann
Senior Vice President,
Chief Financial Officer and Treasurer
Phase Forward Incorporated

CC:	Robert Weiler, President and Chief Executive Officer
Phase Forward Incorporated

John M. Mutkoski, Esq., Goodwin Procter LLP
Edward A. King, Esq., Goodwin Procter LLP